[VINSON & ELKINS LETTERHEAD]

January 5, 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Ms. Lesli L. Sheppard Division of Corporate Finance
Re:	Huntsman Corporation Registration Statement on Form S-1, Amendment No. 1 Filed on January 5, 2005 (File No. 333-120749)

Ladies and Gentlemen:

        On behalf of Huntsman Corporation (the "Company"), we enclose four courtesy copies of the Company's Amendment No. 1 ("Amendment No. 1") to its Registration Statement on Form S-1 (the "Registration Statement") that was filed on January 5, 2005, each of which has been marked to show changes from the initial filing of the Registration Statement.

        This letter sets forth the responses of the Company to the comments of the staff of the Securities and Exchange Commission (the "Staff") in the comment letter of the Staff dated December 23, 2004. Please note that, to the extent these responses are predicated on factual information, that information has, unless otherwise indicated, been provided by the Company. For your convenience, we have repeated each comment of the Staff exactly as given in the order given and set forth below it the response of the Company. Capitalized terms used in this letter and not defined have the meanings given to them in the Registration Statement.

General

1.
Please include all information that is not subject to Rule 430A in the next amendment, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. This information must be included on the prospectus cover page, as well as in the body of the prospectus. See instruction 1(A) to Item 501(b)(3) of Regulation S-K. We may have further comments after reviewing this information.

RESPONSE:    The Company has not yet determined the number of shares to be offered or the range of the offering price for the shares. The prospectus will be revised in a subsequent amendment to reflect such information following its determination. The Company acknowledges that the Staff may have further comments after reviewing this information.

2.
All exhibits are subject to our review. Accordingly, please file all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

RESPONSE:    The Company has included certain exhibits with Amendment No. 1 and has supplementally provided a form of the Exhibit 5.1 opinion to be rendered by Vinson & Elkins L.L.P. prior to the effectiveness of the Registration Statement. The Company acknowledges that the Staff may have comments on the exhibits once filed and will file all remaining exhibits as soon as practicable.

3.
Many of your charts and graphics do not appear in printed copies of your Edgar filed version, for example, your organization chart on page 10. Please check with your Edgar filer to confirm that all charts and graphics will be printable from your Edgar filed version.

RESPONSE:    The Company has been informed by Merrill Corporation that the charts and graphics included in the Registration Statement are printable from the EDGAR-filed version of Amendment No. 1.

Industry and Market Data, page i

4.
Delete the language in this section that implies that you are not responsible for the accuracy or completeness of the information you elect to include in the prospectus.

RESPONSE:    The requested change has been made. See page i of the revised prospectus included in Amendment No. 1.

Prospectus Summary, page 1

5.
Your summary is too long. Please revise to highlight key information and eliminate lengthy detail that you include verbatim in your Business section.

RESPONSE:    The requested changes have been made. See "Prospectus Summary" in the revised prospectus included in Amendment No. 1.

6.
Please revise to include a balanced description of your business. For example, disclose your leveraged position and how much of your revenue in 2003 and for the nine months ended September 30, 2004 was attributed to acquisitions.

RESPONSE:    The requested changes have been made. See "Prospectus Summary" in the revised prospectus included in Amendment No. 1.

7.
To the extent that you discuss a strategy in the summary, please balance by briefly discussing the risks of implementing your strategy.

RESPONSE:    The requested change has been made. See page 8 of the revised prospectus included in Amendment No. 1.

Competitive Strengths

Leading Market Positions…page 6

8.
We note your disclosure concerning "significant barriers to entry." Please reconcile this statement with your statement on page 17 in the second risk factor that "barriers to entry, apart from capital availability, are low in certain product segments of our business."

RESPONSE:    The prospectus has been revised to clarify that the Company believes that there are significant barriers to entry to markets for many of the Company's differentiated products and relatively low barriers to entry to many of the markets for commodities products. See pages 6 and 20 of the revised prospectus included in Amendment No. 1.

Further Reduce Our Indebtedness, page 8

9.
Please quantify the amount you expect to use to reduce your outstanding indebtedness.

RESPONSE:    The requested change has been made. See page 8 of the revised prospectus included in Amendment No. 1.

Reorganization Transaction, page 9

10.
Please include a chart that reflects your organizational structure prior to the offering.

RESPONSE:    The requested change has been made. See page 10 of the revised prospectus.

Summary Historical and Pro Forma As Adjusted Financial Data, pages 12-14

11.
We note that you are presenting EBITDA as a performance and liquidity measure and as a measure similar to measures outlined in certain of your debt covenants. Please revise your disclosure for the following information regarding your presentation of EBITDA:

•
Performance measure and liquidity measure: Expand your discussion of the limitations of EBITDA to address how the exclusion of each item materially limits the usefulness of EBITDA as it relates to both performance and liquidity measures, including how management compensates for these limitations when using EBITDA. For instance you might expand your disclosures, in part, to address the limitations of EBITDA as a performance measure by providing the following information:

—
It does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue. Therefore any measure that excludes interest expense has material limitations;

—
It does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue. Therefore any measure that excludes depreciation and amortization expense has material limitations;

—
It does not include taxes. Because the payment of taxes is a necessary element of our operations, any measure that excludes tax expense has material limitations,

•
Performance measure: Please provide substantive reasons why management believes EBITDA provides useful information to investors in accordance with the disclosure requirements set out in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

•
Liquidity measure: Please present operating, investing and financing cash flows determined on a GAAP basis with equal or greater prominence and include a reconciliation of EBITDA to cash flows from operating activities. Refer to Question 12 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" and Item 10(e)(i)(B) of Regulation S-K.

•
Similar debt covenant measure: Please remove the statement that EBITDA is being presented "because certain covenants in our borrowing arrangements are tied to similar measures." If you believe these covenants are material to an investors understanding of your financial condition and/or liquidity you should disclose the measure as calculated by the debt covenants and address each disclosure item set forth in Question 10 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

RESPONSE:    The requested changes have been made. See pages 15-17, 47-48 and 53-55 of the revised prospectus included in Amendment No. 1.

Risk Factors, page 15

12.
Please delete the second and third sentences of the first paragraph on page 15. All material risks should be described. If risks are not deemed material, you should not reference them.

RESPONSE:    The requested changes have been made. See page 18 of the revised prospectus included in Amendment No. 1.

13.
Please avoid language in risk factors like "material adverse effect" or "adverse effect." Instead, please state what the specific impact will be on your business, financial condition or results of operations.

RESPONSE:    The requested changes have been made. See "Risk Factors" in the revised prospectus included in Amendment No. 1.

14.
Some of your risk factors use language like "there is no assurance" or "we cannot guarantee." Please delete this language; the real risk is not your inability to offer assurance or a guarantee, but the condition described.

RESPONSE:    The requested changes have been made. See "Risk Factors" in the revised prospectus included in Amendment No. 1.

Our available cash and access to additional capital…page 15

15.
Please state your current annual debt service payment obligations. In addition, please indicate how much your interest expense will increase for each 1% increase in interest rates. We note your disclosure on page 81.

RESPONSE:    The requested changes have been made. See page 18 of the revised prospectus included in Amendment No. 1.

16.
Consider adding a separate risk factor to disclose risks related to a ratings downgrade in your company or debt securities.

RESPONSE:    The requested change has been made. See page 19 of the revised prospectus included in Amendment No. 1. The Company believes that none of its debt instruments contain default provisions that are related to the maintenance or downgrade of the ratings of its debt securities.

17.
Please confirm to us supplementally that you are in compliance with all of the terms of your outstanding debt and required ratios. In the event you are not in compliance, disclose which terms you are not meeting and the potential consequences.

RESPONSE:    The Company believes that it is in compliance with all of the terms of its outstanding debt and required ratios.

Significant price volatility…page 17

18.
Please revise to quantify your disclosures in this risk factor. For example, disclose the increase in higher crude oil prices that you have experienced in recent periods.

RESPONSE:    The requested change has been made. See page 20 of the revised prospectus included in Amendment No. 1.

Our operations involve risks…page 17

19.
Please present this risk in more concrete terms. For example, quantify the coverage you have for your environmental liabilities.

RESPONSE:    The requested change has been made. See page 21 of the revised prospectus included in Amendment No. 1.

Our results of operations may be adversely affected by fluctuations in currency exchange rates…page 20

20.
This risk factor is extremely vague. Describe with greater specificity the risks that arise from your international operations. For example, explain what you mean by "difficulty in enforcing agreements and collecting receivables through foreign legal systems."

RESPONSE:    The requested change has been made. See page 24 of the revised prospectus included in Amendment No. 1.

Use of Proceeds, page 26

21.
Please reconcile the amounts shown here with the information on page F-19.

RESPONSE:    The requested change has been made. See page 31 of the revised prospectus included in Amendment No. 1.

22.
If material, please disclose why you are repaying these particular debt obligations, when you have further outstanding indebtedness.

RESPONSE: The requested change has been made. See page 31 of the revised prospectus included in Amendment No. 1.

Dilution, page 28

23.
We note that the comparative table at the bottom of the Dilution section excludes shares issuable upon the exercise of some stock options. Please note that this table should include all shares that officers, directors, promoters and affiliated persons "have the right to acquire," whether by option exercise or otherwise. Please revise accordingly.

RESPONSE:    The stock options to be granted in connection with the offering will have an exercise price equal to the initial public offering price and therefore will not result in dilution to new investors. Accordingly, they have been excluded from the table on page 34 of the revised prospectus because there is not a "substantial disparity between the public offering price and the effective cash cost to officers [and] directors" (see Item 506 of Regulation S-K). The prospectus has been revised to clarify that the stock options to be granted in connection with the offering will not result in dilution to new investors. See page 34 of the revised prospectus included in Amendment No. 1.

Capitalization, page 27

24.
Please reconcile the numbers shown in footnote (a) with your Use of Proceeds disclosures.

RESPONSE:    The requested change has been made. See page 32 of the revised prospectus included in Amendment No. 1.

Unaudited Pro Forma Financial Data, pages 30-36

General

25.
Disclose how you are accounting for the Reorganization.

RESPONSE:    The requested change has been made. See pages 14 and 36-37 of the revised prospectus included in Amendment No. 1.

Pro Forma Condensed Statements of Operations, page 33

26.
Please revise your pro forma adjustments to separately address the impact that each adjustment had on each line item. For instance footnote (d) to the pro forma condensed statements of operations relates to the ".. .net effect on cost of goods sold of eliminated intercompany transactions between HLLC and HIH and to eliminate adjustments to deprecation and amortization as a result of the HIH Consolidated Transactions." and footnote (e) relates to the ".. .net effect on operating expenses of eliminating intercompany transactions and the effect of unrealized foreign currency exchanges losses arising from the revaluation of non-functional currency denominated debt.. ."

RESPONSE:    The requested changes have been made. See pages 38 and 40 of the revised prospectus included in Amendment No. 1.

27.
Expand your disclosures to identify the nature of the operating expenses related to the intercompany transactions you are eliminating.

RESPONSE:    The requested change has been made. See pages 38 and 40 of the revised prospectus included in Amendment No. 1.

28.
Revise the line item captions on your pro forma condensed statements of operations to clarify that they do not include the non-recurring charges identified in footnote (1) to the pro forma balance sheet. Refer to Rule 11-02(b)(7) of Regulation S-X.

RESPONSE:    The requested change has been made. See pages 38, 39 and 40 of the revised prospectus included in Amendment No. 1.

29.
Provide pro forma earnings per share information prepared in accordance with SFAS 128. Refer to Rule 11-02(b)(7) of Regulation S-X.

RESPONSE:    The prospectus has been revised to include a line item for basic and diluted earnings (loss) per share, but such amounts have not yet been determined. The prospectus will be revised in a subsequent amendment to reflect such information following the determination of the share numbers. See pages 38, 39 and 40 of the revised prospectus included in Amendment No. 1.

Pro Forma Balance Sheet, page 34

30.
With reference to pro forma adjustments (h), (i), and (j), disclose how you have determined the number of shares of common stock you are issuing in connection with the exchange of warrants, mandatorily redeemable preferred members' interest and preferred members' interest.

RESPONSE:    The requested changes have been made. See page 43 of the revised prospectus included in Amendment No. 1.

Schedule of Pro Forma and Pro Forma As Adjusted Interest Expense Adjustments, page 36

31.
If actual interest rates can vary from those depicted, also disclose the effect on income of a 1/8 percent variance in interest rates.

RESPONSE:    The requested change has been made. See page 44 of the revised prospectus included in Amendment No. 1.

MD&A, page 37

32.
We note that you are presenting pro forma financial information for the year ended December 31, 2002 for comparative purposes. However, such presentation is not contemplated by Article 11 of Regulation S-X. As such, please remove such financial information. In doing so, your MD&A should still include a discussion and analysis of the pro forma financial information for the year ended December 31, 2003.

RESPONSE:    The requested changes have been made. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Pro Forma Results of Operations" and "—Historical Results of Operations" in the revised prospectus included in Amendment No. 1.

33.
We note that your discussion and analysis of your historical results comparison primarily attributes all increases over the prior year for the fiscal year ended December 31, 2003 to the consolidation of HIH and the acquisition of AdMat. However, your pro forma financial information discussion and analysis, which in a comment above we have asked you to remove for fiscal year 2002, provides more disclosure regarding the impact of pricing, sales volumes, raw material costs, etc. Please revise your historical discussion to also address these areas impacting your results.

RESPONSE:    The requested changes have been made. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Historical Results of Operations" in the revised prospectus included in Amendment No. 1.

Nine months ended September 30, 2004 (Pro Forma) compared to nine months ended September 30, 2003 (Pro Forma), page 40

34.
In all comparative discussions of financial condition and results of operations, where more than one reason is cited as being responsible for a change, please quantify the contribution of each factor. For example, in the first bullet, you attribute your increase in revenues to "higher average selling prices" and "higher sales volume." Please revise to quantify the impact of each factor and discuss why you believe that there have been changes and whether or not you believe that this is a trend.

Perform the same analysis for all other sections in the comparative analyses of financial condition and results of operations, including all analyses in the "Liquidity and Capital Resources" section. See Item 303(a)(3)(i) of Regulation S-K and the instructions to Item 303 of Regulation S-K.

RESPONSE:    The requested changes have been made with respect to the comparative analyses of results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Pro Forma Results of Operations" and "—Historical Results of Operations" in the revised prospectus included in Amendment No. 1. However, with respect to comparative analyses of changes in financial condition contained in "—Liquidity and Capital Resources," it is not possible to perform a similar analysis on balance sheet information as it pertains to a point in time as opposed to a measurable period. For example, it is not possible to specify the price and volume components of a receivables balance at a particular date in comparison to a different date. Therefore, similar changes have not been made to such items.

The Company's future growth and profitability will be impacted in large degree by, among other things, the general economic growth of the countries in which the Company operates, future commodities prices and future currency fluctuations, none of which can be predicted by the Company. The Company is therefore unable to forecast specific future economic trends in its operating segments or business as a whole.

35.
Please reconcile your stated net loss for 2003 with your disclosure in your chart on page 39.

RESPONSE:    The requested changes have been made. See pages 47, 49, 53, 55 and 60 of the revised prospectus included in Amendment No. 1.

Liquidity and Capital Resources, page 63

36.
Please expand your liquidity discussion to also include a comparison between the year ended December 31, 2002 and the year ended December 31, 2001 regarding the three major categories of the statements of cash flows. Also provide a comparison to cover the three-year period covered by the financial statements, using year-to-year comparisons, for the financial conditions section and consider moving your financial condition information closer to your discussion of cash flows. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

RESPONSE:    The requested changes have been made. See pages 69-73 of the revised prospectus included in Amendment No. 1.

37.
If material, please revise to disclose your estimated spending on environmental matters.

RESPONSE:    A majority of the Company's spending on environmental matters is included in its costs of operations and is thus reflected in the Company's net cash flows. Many of these costs are not separable from the costs of operation of the Company's facilities. To the extent that spending on environmental matters is not part of the cost of normal operations, it has not been material, and the Company does not believe that future spending will be materially different from prior periods. Therefore, no change has been made to this section of the revised prospectus in response to this comment. However, additional information regarding environmental capital expenditures is set forth under "Environmental, Health and Safety Matters—EHS Capital Expenditures," and additional information on the Company's accruals for environmental obligations is set forth under "Environmental, Health and Safety Matters—Environmental Reserves." See pages 136, 138, F-68, F-70 and F-71 of the revised prospectus included in Amendment No. 1.

Debt and Liquidity, page 64

38.
We note that a majority, if not all, of your debt instruments contain financial covenants. As such, please include a discussion of your material financial debt covenants, including the actual ratio amounts for the most recent period presented (September 30, 2004), unless management believes that the likelihood of default is remote. See Section 501.03 of the Financial Reporting Codification. Also, we note that on page 69 you state that you have $923 million of combined cash and combined unused borrowing capacity. Please confirm to us that the amount related to the combined unused borrowing capacity would not violate any of your existing debt covenants, or provide such disclosure.

RESPONSE:    The requested changes regarding the material financial debt covenants and ratios have been made. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Debt and Liquidity" in the revised prospectus. In addition, the Company confirms that it would not violate any of its existing debt covenants if it were to draw down the full amount of combined unused borrowing capacity set forth on page 79 of the revised prospectus.

Contractual Obligations and Commercial Commitments, page 70

39.
Please include footnotes to your contractual obligations table with information about conditions that may create obligations like the amount of interest payments (assuming long-term debt remains outstanding) and pension and postretirement obligations. Refer to Item 303(a)(5) of Regulation S-K and Release No. 33-8182 for guidance.

RESPONSE:    The requested changes have been made. See page 80 of the revised prospectus included in Amendment No. 1.

Restructuring and Plant Closing Costs, page 72

40.
Please expand restructuring and plant closing costs disclosure to discuss the reasonably likely material effects on future earnings and cash flows resulting from the restructuring plans discussed, including quantification of these effects and when these effects are expected to be realized.

RESPONSE:    The requested changes have been made. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Restructuring and Plant Closing Costs" in the revised prospectus included in Amendment No. 1.

Critical Accounting Policies, page 78

41.
Please revise your current disclosures within your critical accounting policies section for the following:

•
Long-live asset: Please include a sensitivity analysis regarding your estimated useful lives by major asset category.

•
Restructuring and plant closing costs: Please include (a) the total estimated restructuring costs, excluding impairments and write-offs of assets, for current plans; (b) the total amount currently reserved; and (c) the impact of reducing your workforce further than expected or less than expected.

  •
  Income Taxes: We note that concurrently with this IPO, Huntsman Holdings, LLC is to be merged into Huntsman Corporation. As such, this change could affect the tax treatment of the operations of Huntsman Holdings, LLC, specifically. As such, please include an analysis this change is expected to have on your future income taxes. Also, quantify the amount of taxable income you must generate to fully realize your deferred tax assets.

  •
  Employee benefit programs: State the impact of a plus or minus 1% change in the discount rate, expected rate of return, and rate of compensation increase.

RESPONSE:    The requested changes with respect to long-lived assets, restructuring and plant closing costs and employee benefit programs have been made. See pages 90-92 of the revised prospectus included in Amendment No. 1. With respect to income taxes, the prospectus has been revised to include disclosure regarding the reasons that the merger of Huntsman Holdings, LLC into Huntsman Corporation will have no future income tax impact. See pages 29, 91, F-17 and F-51 through F-54 of the revised prospectus included in Amendment No. 1. In addition, disclosure has been added to the revised prospectus regarding deferred tax assets and valuation allowances. See pages 91, F-17 and F-51 through F-54 of the revised prospectus included in Amendment No. 1.

Quantitative and Qualitative Disclosures about Market Risk, page 80

42.
Please revise your disclosure to include the weighted average effective interest rates and fair values in your interest-rate risks table. Refer to Item 305 of Regulation S-K and Section III.B. of SEC Final Rule Release No. 33-7386 for guidance.

RESPONSE:    The requested changes have been made. See page 93 of the revised prospectus included in Amendment No. 1.

Restructuring Activities for the Year Ended December 31, 2003, page 74

43.
We note your disclosure at the top of page 76 concerning your cost reduction program "expected to be implemented from June 2003 to June 2005." Please update this disclosure.

RESPONSE:    The requested change has been made. See page 86 of the revised prospectus included in Amendment No. 1.

Business—Environmental, Health and Safely Matters, pages 124-128

44.
We have the following comments regarding your potential asbestos related loss contingencies.

•
You indicate that you do not have sufficient information to estimate your liability for the cases in which you do not have indemnity protection from a prior owner. As such, it is unclear to us how you are able to conclude that these cases will not have a material adverse effect on your results of operations or financial position. Tell us why it is appropriate to assess the materiality of current claims on the "…past history of settlements and experience in these types of cases…" We caution you that a statement that the contingency is not expected to [be] material does not satisfy the requirement of SFAS 5 if there is at least a reasonable possibility that a loss exceeding the amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In that case, you must either (a) disclose the estimated additional loss, or range or loss that is reasonably possible, or (b) state that such an estimate cannot be made.

•
Expand the disclosure included in your annual and interim financial statements to include the information set forth in Question 2 of SAB Topic 5:Y.

RESPONSE:    The referenced disclosure has been revised to remove the conclusion that these cases will not have a material adverse effect on the Company's results of operations or financial position. The referenced disclosure and the disclosure included in the Company's Consolidated Financial Statements included in the revised prospectus have also been expanded to include the information set forth in Question 2 of SAB Topic 5:Y to the extent that this information is applicable. See pages 138-139 and F-64 to F-66 of the revised prospectus included in Amendment No. 1.

45.
Regarding your last paragraph on page 128, please tell us why a similar disclosure was not made in your annual and interim financial statements. Also, it appears from your disclosure that you are not evaluating your potential liability and any probable insurance receivable on a gross basis, as required by SAB Topic 5:Y. Please advise.

RESPONSE:    Note 21 to the Company's Consolidated Financial Statements included in the prospectus has been revised to include disclosure similar to that in the last paragraph on page 128 of the Registration Statement as initially filed. The Company evaluates its potential liability and any probable insurance receivable on a gross basis, and the referenced disclosure has been revised to clarify this point. See pages 136-139 and F-64 to F-66 of the revised prospectus included in Amendment No. 1.

Management, page 129

46.
Please confirm supplementally that you have disclosed all information required by Item 401(e)(1) of Regulation S-K.

RESPONSE:    The Company confirms that it has disclosed all information of which it is aware that is required by Item 401(e)(1) of Regulation S-K.

47.
Disclose the Class that each board member will belong to upon consummation of the offering.

RESPONSE:    The Company intends to appoint additional independent directors to its board of directors and is currently in discussions with certain individuals regarding their joining the board of directors immediately following the completion of the initial public offering. The prospectus will be revised in a subsequent amendment to reflect the expected appointment of such additional directors and to identify the directors by Class. The Staff is further advised that the prospectus currently includes disclosure identifying the Classes, which will be completed once the arrangements discussed above have been finalized. See page 145-147 of the revised prospectus included in Amendment No. 1.

Principal and Selling Stockholders, page 144

48.
With respect to each entity listed as a selling stockholder, supplementally advise us whether it is a broker-dealer or whether it is affiliated with a broker-dealer. We may have further comments.

RESPONSE:    The Company confirms that it has sought confirmation from each of the entities listed as selling stockholders and has been informed that such entity is not a broker-dealer or affiliated with a broker-dealer. The foregoing information is based on information provided to the Company by such entities.

49.
Please identify the natural persons who control each entity listed.

RESPONSE:    The requested changes have been made. See pages 157-158 of the revised prospectus included in Amendment No. 1.

50.
Please provide the approximate number of holders of common stock as of the latest practicable date and disclose this date in your prospectus. The computation of the approximate number of holders of the common stock may be based upon the number of record holders or also may include individual participants in security position listings. The method of computation that is chosen should also be indicated. See Item 201(b)(1) of Regulation S-K and Rule l7Ad-8 of the Exchange Act.

RESPONSE:    The requested change has been made. See page 169 of the revised prospectus included in Amendment No. 1.

Underwriting, pages 160

51.
Disclose the fees paid to Credit Suisse First Boston, Citigroup, Merrill Lynch, Deutsche Bank or affiliates of your underwriters under your credit facilities.

RESPONSE:    The Company is not a party to or a borrower under any of its existing credit facilities. All of its credit facilities are with its operating subsidiaries, and such facilities were in place prior to the formation of the Company and this offering and were not entered into or amended in any way in connection with this offering. No proceeds from this offering will be used to repay or refinance these credit facilities, and the lenders under these credit facilities have been paid not more than customary fees. Accordingly, the underwriters have advised the Company that such fees do not constitute underwriting compensation under the applicable rules of the NASD. Such fees therefore are not required to be separately disclosed pursuant to Item 508(e) of Regulation S-K. The amount of fees paid under these credit facilities is appropriately reflected in the Company's consolidated historical financial statements included in the Registration Statement. As a result, the Company believes that separate disclosure of these fees should not be required.

52.
Tell us whether you will need to name a qualified independent underwriter.

RESPONSE:    The Company will not need to name a qualified independent underwriter.

53.
Disclose the criteria that the representatives will use in determining whether to consent to waiving the 180-day lock-up agreement.

RESPONSE:    The requested changes have been made. See page 180 of the revised prospectus included in Amendment No. 1.

54.
We note your directed share program. Please confirm that:
•
Except for the underwriting commission, the offers and sales are on the same terms as those offered to the general public;

•
No offers were made prior to the filing of the registration statement;

•
Offers were made only with the prospectus; and

•
No funds have been or will be committed or paid prior to effectiveness of the registration statement.

Also, please state whether or not the shares purchased as part of the directed share program will be subject to the lock-up agreement and provide us with copies of the materials that you sent to the directed share program participants.

RESPONSE:    At the request of the Company the underwriters will reserve shares of common stock for sale to certain employees and friends of the Company ("Invitees") through a reserved share program (the "Program") to be conducted by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"). The class of persons for whom shares of common stock will be reserved will be determined by the Company, which will provide Merrill Lynch with the names and physical and/or e-mail addresses of such Invitees, along with the maximum number of shares, if any, which will be reserved for each such Invitee. The Company confirms to the staff that (1) offers and sales to Invitees in the Program will be on the same terms as those offered to the general public: (2) no offers were made prior to the filing of the Registration Statement: (3)  offers will be made only with the prospectus and (4) no funds have been or will be committed or paid prior to the effectiveness of the Registration Statement. A "pre-screen letter" was distributed by e-mail to certain employees of the Company and its subsidiaries to determine which employees would be interested in receiving information about the Program. Provided supplementally for your information are a clean copy of the pre-screen letter, as well as a copy of the pre-screen letter marked to show changes from the form of pre-screen letter previously passed upon by Cecilia Blye, Esq. of the Office of the General Counsel of the Division of Corporation Finance.

Invitees will be invited to participate in the program either by an overnight mailing of materials (Print and Mail Method) or by e-mail (Print Suppression Method).

Print and Mail Method—Under this method, the Company will provide to Merrill Lynch a list of Invitees, along with their addresses and the maximum number of shares in which each such Invitee may invest, if any. Merrill Lynch will prepare and mail to each such Invitee a package of materials consisting of a short introductory letter from Merrill Lynch, a letter from the Company describing the Program and its mechanics (the "CEO Letter"), an Indication of Interest Form ("IOI"), and a booklet entitled "How to Respond to the Reserved Share Program" (the "Booklet"). The package of materials includes a copy of the preliminary prospectus, and a phone number which the Invitee may call if he or she has any questions concerning the Program.

In addition to explaining the mechanics of the Program, the CEO Letter makes clear that the Invitee is under no obligation to purchase common stock through the Program, that responding to the mailing will involve no obligation of any kind, that the Invitee is not, by reason of his or her inclusion in the Program, assured of obtaining a particular number of shares or any shares, that no offer to buy common stock may be accepted and no part of the purchase price can be received until the Registration Statement has been declared effective, and that any such offer to buy can be withdrawn, in whole or in part, without obligation or commitment, at any time prior to notice of its acceptance given after the effective date. The CEO Letter also contains the legend set forth in Rule 134.

The IOI is designed to be signed by the Invitee and returned to Merrill Lynch by facsimile. It is the method by which the Invitee affirms certain statements contained in the Booklet, including that the Invitee has received a copy of the preliminary prospectus, that the number of shares indicated is for the Invitee's personal account, that the Invitee is aware that he or she is not assured of obtaining any or all of the shares requested, and a reiteration of the fact that no offer to buy shares can be accepted, and no part of the purchase price can be received, until effectiveness of the Registration Statement, and that the indication of interest involves no obligation or commitment of any kind. It also provides the mechanism which allows the Invitee to indicate his or her answers (and the answers of his or her joint account holder if the Invitee wishes to purchase in a joint account) to the questions, also contained in the Booklet, which are designed to allow Merrill Lynch to determine whether the Invitee is prohibited from purchasing the common stock under NASD Conduct Rule 2790. The IOI also requires the Invitee to indicate the maximum number of shares in which he or she wishes to express an interest, and adduces certain personal information necessary for the administration of the Program.

In addition to setting out instructions on how to complete and return the IOI, the Booklet contains a series of Frequently Asked Questions about the Program, along with the answers to those questions.

If the Invitee is interested in reserving common stock through the Program, he or she is directed to return the completed IOI to Merrill Lynch by a specified date. Once the Invitee has returned a completed IOI to Merrill Lynch, and assuming that there is no regulatory impediment to his or her participation in the Program under Conduct Rule 2790, the Invitee's personal information and the maximum number of shares in which the Invitee has expressed an interest are forwarded to a Merrill Lynch Financial Advisor or Registered Representative who will contact the Invitee to assist in opening a Merrill Lynch account to allow for purchase of the common stock. All purchases by the Invitee through the Program must be made in an account at Merrill Lynch.

Following receipt of all expressions of interest and the establishment of accounts for each Invitee, the Company will determine the final number of shares which will be made available to each Invitee. This determination is made in the sole discretion of the Company.

Once the Registration Statement has been declared effective and the public offering price of the common stock has been determined, the Merrill Lynch Financial Advisor or Registered Representative to whom the Invitee has been assigned will contact the Invitee, and inform the Invitee of the public offering price and the maximum number of shares which the Company has determined that he or she may purchase. The Invitee is then asked whether he or she wishes to purchase common stock at that price, and if so, how many shares (subject to a minimum of 100 shares and subject to the maximum set by the Company, if any). The Invitee may then decline to purchase common stock, agree to purchase common stock but specify a lesser number of shares than the maximum number set by the Company, or purchase the maximum number of shares. If the Financial Advisor or Registered Representative cannot reach the Invitee within 24 hours of pricing, the Invitee will lose the opportunity to participate in the Program. If the Invitee agrees to purchase common stock, a copy of the final prospectus is sent to the Invitee along with a confirmation of the transaction. The mechanics of the sale to the Invitee are handled the same way as any other sale of the common stock to any purchaser in the public offering. The Invitees are not required to pre-fund their accounts, and payment is not required until after the Invitee has confirmed his or her indication of interest after the effectiveness of the Registration Statement and the pricing of the offering. As a general matter Invitees will not be subject to a lock-up as a condition of their participation in the Program. However, shares purchased through the Program by pre-existing shareholders, executive officers or directors of the Company and certain other affiliated persons will be subject to the lock-up agreements those executive officers and directors will execute.

Print Suppression (E-mail) Method—Under this method, the Company will provide to Merrill Lynch a list of Invitees, along with their e-mail addresses and the maximum number of shares, if any, in which each such person may invest. Merrill Lynch will then send to each such Invitee an e-mail in the form shown in the first page of the Print Suppression package. Should the Invitee wish, he or she would then click on the hyperlink, and would be presented with a log-in screen. The log-in screen would contain, among other things, the legend set forth in Rule 134. The Invitee could then log-in to the Deal Sketch page using the Deal ID and PIN number provided in the initial e-mail.

The Deal Sketch page indicates the status of the Program at the time the Invitee logs-in, which may be that indications of interest are being accepted, the response deadline has passed, the acceptance period has begun, etc. It also shows to each Invitee the number of shares in which he or she may indicate an interest, and important information about the public offering, including the relevant dates and details of the offering. The Invitee is advised to read the CEO Letter by clicking on the appropriate button. The CEO Letter advises the Invitee to review the preliminary prospectus by clicking on the embedded hyperlink, and also advises that the Invitee may review the preliminary prospectus at any time by returning to the Deal Sketch page and clicking the "prospectus" button. In addition to explaining the mechanics of the Program, the CEO Letter makes clear that the Invitee is under no obligation to purchase shares through the Program, that responding will involve no obligation of any kind, that the Invitee is not, by reason of his or her inclusion in the Program, assured of obtaining a particular number of shares or any shares, that no offer to buy shares may be accepted and no part of the purchase price can be received until the Registration Statement has been declared effective, and that any such offer to buy can be withdrawn, in whole or in part, without obligation or commitment, at any time prior to notice of its acceptance given after the effective date. The CEO Letter also contains the Rule 134 legend, and a series of Frequently Asked Questions about the Program, along with the answers to those questions. If the Invitee chooses to participate in the Program, the procedure is exactly the same as if the Program were being conducted according to the Print and Mail method. Please note that the Print Suppression methodology has been passed upon by Cecilia Blye, Esq. of the Office of the General Counsel of the Division of Corporation Finance.

A copy of the latest draft of the Program materials is provided supplementally for your review, along with draft screen shots of the Log In Page and the Deal Sketch page. Please note that the information used on the draft Deal Sketch page is for illustration only and will be modified for this offering.

Where You Can Find More Information, page 84

55.
Consider disclosing your Internet address.

RESPONSE:    After due consideration, the Company would prefer not to disclose its Internet address in the prospectus.

Huntsman Holdings, LLC financial statements for the nine-months ended September 30, 2004

General

56.
Please revise your interim financial statements for all comments issued below in connection with Huntsman Holdings LLC financial statements for the year ended December 31, 2003, as appropriate.

RESPONSE:    The Company has combined the interim financial statements with its financial statements for the three years ended December 31, 2003 and has modified the applicable interim financial statements to conform with the responses to Staff comments received on the financial statements for the year ended December 31, 2003. Please note that the interim financial statements for the nine months ended September 30, 2004 have now been audited.

2.
Recently Issued Financial Accounting Standards

57.
Please tell supplementally and expand your disclosures to clarify why you believe AdMat Investments may need to be de-consolidated and accounted for under the equity method when you adopt FIN 46(R).

RESPONSE:    The Company has completed its analysis of FIN 46(R) and has concluded, taking into account the Reorganization Transaction, that AdMat will not need to be deconsolidated upon adoption of FIN 46(R). The statement regarding potential deconsolidation has been deleted. See page F-21 of the revised prospectus included in Amendment No. 1.

11.
Restructuring and Plant Closing Costs

58.
Expand your textual discussion of restructuring and plant closing costs to provide a better description of the exit or disposal activities, including the facts and circumstances leading to your restructuring or exit activities and the expected completion date of these activities. Refer to paragraphs 26a of SFAS 144 and 20a of SFAS 146. With regard to your asset impairments, disclose the method or methods for determining fair value in accordance with paragraph 26c of SFAS 144.

RESPONSE:    The requested changes have been made. See pages F-31 through F-35 of the revised prospectus included in Amendment No. 1.

59.
Expand your tabular presentation to separately discuss the activities related to your 2003 restructuring activities from your 2004 restructuring activities so that a reader may separately assess the impact each year's activities has had on current operations.

RESPONSE:    The requested change has been made. See pages F-29 and F-30 of the revised prospectus included in Amendment No. 1.

17.
Legal Matters

60.
Please revise your disclosure to state the total amount of payments for back royalties required to be paid under the license agreement with Taiyo regarding the patent infringement and the total value of the settlement with Ciba as payment under its indemnity agreement from the leveraged buyout transaction in 2000. Indicate when you accrued the amount of payments for back royalties and when you will make such payouts. Also clarify how you have accounted/will account for the $11 million of credits against payments for certain services provided by Ciba and the additional consideration received in the form of modifications to certain agreements between Huntsman Advanced Materials LLC's business and Ciba.

RESPONSE:    The referenced disclosure has been revised to include the amount of payments made by Vantico in connection with the license to settle Taiyo's claim that certain Vantico products manufactured prior to October 2001 violated Taiyo's patents. These payments were made in the fourth quarter of 2001. See page F-65 of the revised prospectus included in Amendment No. 1.

The remaining $11 million settlement will be received as a credit against future payments to Ciba in the form of a Temporary Voluntary Allowance ("TVA") of $187,370 for 60 months beginning in December 2004. Each TVA deduction is subject to a deduction of the amount of any savings realized by the Company in respect of the charges payable under pre-existing services agreements between the Company and Ciba. The deduction amount is determined by a formula based on savings that the Company may or may not realize on the service agreements in future periods. Therefore, the amount of the TVA deduction is not determinable until the amount of the monthly savings is known. The Company believes the rules governing revenue recognition would apply to the recognition of this indemnity settlement gain. Staff Accounting Bulletin 101, as amended by SAB 104, lists certain criteria that must be met in order to recognize revenue. One of these criteria is that the price between the seller and the buyer is substantially fixed or determinable.

  Because the amount of the TVA deduction is not determinable until the amount of monthly savings is known, the Company does not believe that the related gain should be recognized in earnings immediately (i.e., recognized entirely in the third quarter of 2004) since it is not determinable. Instead, the Company believes that the gain should be recorded when the amount is known (i.e., monthly). Note that the Company may not earn the entire amount of the monthly TVA because the TVA has value only to the extent that the Company buys at least $187,370 of services from Ciba each month. Additionally, the TVA relates to the ongoing Taiyo license fees paid by the Company and recognition of the gain on a monthly basis matches the TVA with the corresponding charges.

Huntsman Holdings, LLC financial statements for the fiscal year ended December 31, 2003

General

61.
Please include the appropriate financial statement schedules prescribed under Article 12 of Regulation S-X and detailed in Rule 5-04 of Regulation S-X (i.e., Schedule II-Valuation and Qualifying Accounts). Refer to Item 16 of Form S-1.

RESPONSE:    The Company notes that Schedule II—Valuation and Qualifying Accounts is included in Item 16(b) of Part II of the Registration Statement.

Consolidated Statements of Operations and Comprehensive Loss

62.
Please revise the filing to include additional information as to the components of the other operating income for the year ended December 31, 2003.

RESPONSE:    The requested changes have been made. See page F-72 of the revised prospectus included in Amendment No. 1.

63.
In accordance with paragraph 6 of SFAS 128, please provide your earnings per share computations and disclosures required by 36 through 41 of SFAS 128.

RESPONSE:    The requested changes have been made. See pages F-4 and F-20 of the revised prospectus included in Amendment No. 1.

1.
General

64.
Please revise your disclosure to include description of the relationship of each entity listed in the second paragraph on page F-50 to Huntsman Holdings, LLC in a format that an investor can easily follow. Please also include within this description any direct or indirect relationships between each of these entities, as well. Finally, please ensure to include quantitative information of these relationships as well (i.e., the percentage of equity ownership).

RESPONSE:    The requested changes have been made. See page F-8 of the revised prospectus included in Amendment No. 1.

65.
In the first paragraph on page F-51, you state, "The consolidated financial statements of HMP presented herein reflect the financial position, results of operations and cash flows as if Huntsman LLC and the Company were combined for all periods presented." We assume you mean Huntsman Holdings, LLC's consolidated financial statements. Please revise to clarify. Furthermore, if you continue to make reference to HMP, clarify HMP's relationship to Huntsman Holdings, LLC, including how you accounted for the contribution of Huntsman LLC to HMP. In addition, revise your organizational chart on page 10 to appropriately reflect HMP within your organizational structure.

RESPONSE:    The referenced disclosure has been revised to refer to Huntsman Holdings, LLC rather than HMP. In addition, HMP's relation to Huntsman Holdings, LLC has been clarified. See page F-9 of the revised prospectus.

HMP will be merged out of existence in connection with this offering. Consequently, it does not appear in the post-offering organizational chart.

66.
Please tell us supplementally and revise to provide more about the contribution of BNAC from MatlinPatterson to HMP. Specifically, address (a) the nature of BNAC's operations/business and (b) what the $169.7 million contributed value represents. Address for us what impact BNAC's Option Agreements had on your accounting for the contribution of BNAC from MatlinPatterson to HMP.

RESPONSE:    The prospectus has been revised to explain that BNAC's sole business purpose was to acquire both the HIH Senior Subordinated Discount Notes and ICI's 30% interest in HIH and to participate in the restructuring. In addition, the prospectus has been revised to explain that the $169.7 million contributed value represents the $160 million paid by BNAC for the HIH Senior Subordinated Discount Notes plus net accrued interest. See page F-10 of the revised prospectus included in Amendment No. 1. The Company advises the Staff that no value was attributed to the Option Agreement as the option price was considered to be at fair market value.

67.
We have the following comments regarding the AdMat Transaction:

•
Clarify for readers that the transactions discussed in the first three bullets explaining the AdMat Transaction are transactions among entities other than the Company and therefore do not have any impact on your financial statements. Clarify, if true, that these transactions were consummated in order to effect the ultimate transfer of MatlinPatterson's transfer of its investment in AdMat Investment to the Company.

•
Please tell us supplementally and disclose the total purchase price of Huntsman Advanced Materials Investment LLC in light of the equity instruments exchanged and the debt instruments acquired. Please reconcile this total purchase price to the purchase price allocation (i.e., net assets acquired) of $521.8 million as of December 31, 2003 and $296.9 million as of September 30, 2004.

•
In your interim financial statements, please revise your disclosure to discuss any significant adjustments made to arrive at the final purchase price allocation from the preliminary purchase price allocation.

RESPONSE:    The disclosure regarding the AdMat Transaction has been revised to delete references to transactions among entities other than the Company. See pages F-11 to F-13 of the revised prospectus included in Amendment No. 1. The total purchase price of AdMat was $521.8 million. The difference between the $296.9 million of net assets acquired and the purchase price relates to $29.2 million of minority interest and $195.7 million of interest in preferred stock. These amounts have been reconciled in the table on page F-12 of the revised prospectus by inserting a subtotal.

68.
Please revise your disclosure for the purchase of AdMat Investments to include the information required by paragraphs 5l.b., 51.f., 51.h., and 52.a.l. of SFAS 141.

RESPONSE:    The requested changes have been made. See pages F-11 to F-13 of the revised prospectus included in Amendment No. 1.

2.
Summary of Significant Accounting Policies, Revenue Recognition

69.
Based on your use of the term "generally," please expand your policy to identify each instance when title and risk of ownership pass other than at the time shipment is made, or remove this term. Provide sufficient information to explain: the nature of these transactions; when title and risk of ownership pass; and the authoritative literature that supports your revenue recognition. In addition, quantify the amount of revenue you recognized in each period other than when product shipments were made.

RESPONSE:    Due to constraints in the Company's information technology systems, revenues for all sales are recorded at the shipping point. The Company has evaluated the impact of the constraints created by its information technology systems on revenue recognition for each of its business segments separately due to differences in sales terms and delivery methods. Each of the Company's segments is addressed below.

Polyurethanes.    The Polyurethanes segment's U.S. operation sells approximately 90% of its products on an FOB shipping point basis. For the European and Asian businesses, various shipping terms apply. In order to estimate the impact of the potential revenue recognition discrepancy, the Company accumulated the revenues recorded in September 2004 where the product was delivered in October 2004 from its system. The estimated revenue recognition discrepancy was approximately $24 million for the nine months ended September 30, 2004.

Advanced Materials.    The Advanced Materials segment sells its products to customers generally under several types of delivery terms. In order to estimate the impact of the potential revenue discrepancy, this segment determined the amount of sales for the period that were under terms other than under FOB shipping point. The segment then estimated the average time lag from invoicing to the point where title and risk of loss pass based on sales terms. In order to estimate the impact of the potential revenue recognition discrepancy, the Advanced Materials segment accumulated the revenues recorded in September 2004 where the product was delivered in October 2004 from its system. The estimated revenue recognition discrepancy was approximately $1 million for the nine months ended September 30, 2004.

Performance Products.    The Performance Products segment sells its products to customers generally under several types of delivery terms. In order to estimate the impact of the potential revenue discrepancy, the Company determined the amount of sales for the period that were under terms other than FOB shipping point. The Company then estimated the average time lag from invoicing to the point where title and risk of loss pass based upon sales terms. The lag period was estimated based upon historical experience and represents the average time to deliver product to the country where product was sold. The Company multiplied the number of days lag by average daily revenue. The estimated revenue recognition discrepancy was approximately $10 million for the nine months ended September 30, 2004.

Pigments.    The Pigments segment sells its products to customers under three types of delivery terms: (1) at shipping point, (2) at lading onto ship, and (3) at delivery. In order to estimate the impact of the potential revenue recognition discrepancy, the Company accumulated the revenues recorded in a month where the product would not have been delivered until the following month based on the estimated time between invoicing and the point where title and risk of loss pass based upon sales terms. The estimated revenue recognition discrepancy was approximately $4 million for the nine months ended September 30, 2004.

Polymers.    The Polymers segment sells all of its products FOB shipping point and title passes at that point.

Base Chemicals.    Over 60% of the Company's Base Chemicals product volume is delivered by pipeline, with the remainder delivered by road or ship. Revenue for pipeline shipments are generally billed monthly based upon actual product flow through the pipeline and meter readings at the customer. For the sales that are delivered via ship or truck, substantially all of these products are sold on an FOB shipping point (or equivalent) basis and title passes at the loading point.

Conclusion.    Overall, the Company's total estimated revenue recognition discrepancy was estimated to be approximately $36 million at September 30, 2004. However, the Company has applied its revenue recognition policy consistently over all the periods presented and as a result the net impact on revenues is less than $10 million (net impact of beginning and end of period cutoff differences). The Company believes both the gross and net impact is quantitatively and qualitatively immaterial. The Company quantitatively evaluated the gross impact of revenues to be conservative in its discussion of these issues. The Company's conclusion is supported by the following analysis:

	Estimated Revenue Discrepancy	% of Segment Sales—9/30/04	% of Segment Sales—2003	% of Segment Sales—2002
Polyurethanes	$24	1.13%	1.04%	1.16%
Advanced Materials	1	0.12%	0.10%	0.11%
Performance Products	10	0.71%	0.59%	0.66%
Pigments	4	0.50%	0.40%	0.45%
Polymers	—	—	—	—
Base Chemicals	—	—	—	—
Total	$39	0.47%	0.42%	0.49%
Estimated impact on operating income based upon average gross profit margin		$(4.7)
As a percentage of operating income		2.17%*

  *
  On a net basis the percentage would be significantly smaller.

In addition to the above analysis, the Company does not believe that such an adjustment, if recorded, would influence the users of the financial statements for the following reasons: The revenue recognition discrepancy does not change the trend in the Company's earnings. The revenue recognition discrepancy does not have a significant impact on the results of operations of any of the reported segments. There would be no meaningful impact on compliance with loan covenants if such amount were to be recorded. There would be no meaningful impact on management compensation if the adjustment were recorded. The revenue recognition discrepancy does not result from any intent by management to record erroneous or unlawful transactions.

2.
Summary of Significant Accounting Policies, Cash and Cash Equivalents

70.
Please tell us more about your restrictive lockbox agreements. If these restrictive lockbox agreements relate to any revolving credit agreements, include your consideration of EITF 95-22.

RESPONSE:    The Company's lockbox agreements do not include "subjective acceleration" clauses. Therefore EITF 95-22 is not applicable to the Balance Sheet classification of our outstanding revolving credit agreements.

In connection with the securitization of certain accounts receivable of Huntsman International LLC and its subsidiaries, the Company has established, subject to a security interest in favor of the trustee of the trust to which a participation in the proceeds of the accounts receivable has been contributed (the "Trustee"), bank accounts into which obligors under the accounts receivable are instructed to make payments. The Company has entered into agreements with the Trustee and the banks where the accounts are located which provide that prior to the delivery by the Trustee to the bank of notice of a default under the agreements evidencing the securitization arrangement, the bank may permit the Company to operate and transact business through the account in its normal fashion, including making withdrawals from the account. Following delivery by the Trustee to the bank of notice of a default, the bank is authorized to transfer all collected and available balances in the account to an account of the Trustee, and may no longer permit the Company to make withdrawals from the account. Huntsman International LLC also maintains other lockbox and collection accounts for payments on receivables that are not included in the Company's securitization of accounts receivable. These other lockbox and collection accounts are not subject to collateral account agreements.

In connection with the senior secured credit facilities of Huntsman LLC (the "Senior Secured Credit Facilities"), the Company has established, subject to a security interest in favor of the collateral agent for the benefit of the lenders under the Senior Secured Credit Facilities (the "Collateral Agent"), bank accounts into which obligors under Huntsman LLC's accounts receivable are instructed to make payments. The Company has entered into agreements with the Collateral Agent and the banks where the accounts are located which provide that all collected and available funds on deposit in such accounts are to be remitted on a daily basis by electronic wire or ACH transfer to an account maintained by the Collateral Agent for application to amounts outstanding under the revolving line or credit established pursuant to the Senior Secured Credit Facilities. The agreements also grant exclusive dominion and control of all such accounts and all funds deposited therein to the Collateral Agent. Without the consent of the Collateral Agent, the Company may not terminate any account or direct the transfer of any funds from any account to an account held by any person or entity other than the Collateral Agent.

Huntsman Advanced Materials LLC maintains lockbox and collection accounts that are not subject to collateral account agreements.

71.
Tell us the restrictive terms of the lockbox agreements. Based on such restricted terms, tell us the appropriateness of including restricted cash in the beginning and ending cash and cash equivalent balances with your Statements of Cash Flows. Refer to paragraph 7 of SFAS 95 for guidance.

RESPONSE:    The Statements of Cash Flows on page F-6 of the revised prospectus have been revised to exclude restricted cash from the beginning and ending cash and equivalent balances. A description of the terms of the lockbox agreements is set forth in the Company's response to comment #70 above.

2.
Summary of Significant Accounting Policies, Property, Plant and Equipment

72.
Please revise your disclosure to include all of the information required by APB Opinion No. 20, including the disclosure required by paragraphs 17 and 21 of APB Opinion No. 20. Your disclosure should include a discussion of how you accounted for this change in your consolidated financial statements.

RESPONSE:    The change in method of accounting for depreciation of certain assets from the group method to the component method also required a change in the estimated remaining lives of the individual asset components. The change in the estimated remaining lives of assets is a change in estimate whereas the change to begin recognizing a gain or loss of the disposal of an asset component is a change in accounting principle. The change in the lives of the assets caused substantially all of the $43 million change in depreciation. Absent a change in the lives of the assets, the recognition of gain or loss (which was previously deferred under the group method) would have been negligible. Thus, in accordance with paragraph 32 of APB Opinion No. 20 which states that "A change in accounting estimate that is recognized in whole or in part by a change in accounting principle should be reported as a change in an estimate because the cumulative effect attributable to the change in accounting principle cannot be separated from the current or future effects of the change in estimate," the only disclosure required by paragraphs 31 and 33 of Opinion No. 20 for a change in estimate is the effect of the change in the current years. Paragraph 31 of Opinion No. 20 prohibits disclosing pro forma amounts for prior periods for a change in estimate.

The prospectus included in Amendment No. 1 has been revised to clarify that the change encompassed both a change in accounting method and a change in estimate. In addition, the disclosure explaining the justification for the change has been expanded. See page F-15 of the revised prospectus included in Amendment No. 1.

2.
Summary of Significant Accounting Policies, Recently Issued Accounting Standards

73.
We note that the $169.7 million increase to net income ".. .resulted from increasing the carrying value of the investments in HIH to reflect the proportionate share of the underlying asses as required by SFAS 141." We assume the $169.7 million related to negative goodwill associated with the June 30, 1999 transfer of your propylene oxide business to HIH, which, in accordance with paragraph 62 of SFAS 141, was required to be written off and recognized as the effect of a change in accounting principle. If this is the case, please revise to clarify. Otherwise, help us to better understand your accounting.

RESPONSE:    The Company confirms the Staff's understanding that the $169.7 million increase in net income resulted from the recognition of negative goodwill associated with the June 30, 1999 transfer of the propylene oxide business to HIH. The referenced disclosure has been clarified as requested. See page F-20 of the revised prospectus included in Amendment No. 1.

74.
Expand your disclosures to include a description of your asset retirement obligations that fall within the scope of SFAS 143. Are you trying to convey that the fair value of your asset retirement obligations cannot be reasonably estimated ".. .because the timing of any ultimate obligation is indefinite." If so, please clarify and revise to provide the disclosures required by paragraph 22 of SFAS 143.

RESPONSE:    The prospectus included in Amendment No. 1 has been revised to expand the disclosure of the Company's asset retirement obligations under a separate heading and to include disclosures required by SFAS No. 143. See pages F-18 and F-19 of the revised prospectus included in Amendment No. 1.

5.
Investment in Unconsolidated Affiliates

75.
Reconcile the Company's equity in net income as presented under Summarized Financial Information of Unconsolidated Affiliates to the equity in losses of investments in unconsolidated affiliates presented in your Consolidated Statements of Operations.

RESPONSE:    The amounts disclosed on pages F-24 and F-25 of the revised prospectus included in Amendment No. 1 have been revised so that the total of the Company's equity in net income as presented under Summarized Financial Information of Unconsolidated Affiliates agrees to the equity in losses of investments in the Consolidated Statement of Operations.

10.
Restructuring, Plant Closing and Impairment Costs

76.
Revise your disclosure to include the total amount of restructuring charges to be incurred in connection with each activity/plan and the amount incurred for each period presented by reportable segment. Refer to paragraph 20.d. of SFAS 146 for guidance.

RESPONSE:    The requested changes have been made. See page F-30 of the revised prospectus included in Amendment No. 1.

77.
We note that the majority of your restructuring charges, excluding non-cash impairment charges, are for workforce reductions. Please tell us how you determined the amount of expense to recognize for this activity for the year ended December 31, 2003 and for the nine-month period ended September 30, 2004. Refer to paragraphs 8-13 of SFAS 146.

RESPONSE:    Employees terminated in connection with the restructuring programs were terminated under ongoing termination benefit arrangements. Accordingly, in accordance with SFAS No. 112, the related liability for termination costs were accrued as a one-time charge to earnings since (1) the termination obligation was attributable to employees' services already rendered, (2) the obligation related to rights that vest or accumulate, (3) payment of the obligation is probable, and (4) the amount of the payment is reasonably estimable. The amount of the employee termination accrual was calculated by applying the benefit provisions of the ongoing termination benefit arrangement to the specified employees to be terminated.

11.
Securitization of Accounts Receivable

78.
Please tell us how you determined that you met the criteria set forth in paragraph 9 of SFAS 140. Specifically address how you determined the transferred receivables have isolated in accordance with paragraph 9a of SFAS 140.

RESPONSE:    Several wholly owned subsidiaries (the "Originators") sell receivables to the Company in order to pool the collateral. The Company then contributes the receivables to Huntsman Receivables Finance LLC ("HRF"), a wholly owned, consolidated special purpose entity. HRF then transfers the receivables to the Huntsman Master Trust (the "Trust"), a bankruptcy remote entity. The Trust is a qualified special purpose entity. The Trust sells a beneficial interest to PARCO, a multi-seller commercial paper conduit administered by JP Morgan, and to Huntsman International Asset-Backed Securities, Ltd. ("HIABS"), a special purpose entity established in the Cayman Islands. HIABS is the issuer of approximately $175 million of medium term notes.

The Company has accounted for the transfer as a sale in accordance with SFAS No. 140, paragraph 9 a-c as follows:

a.
The transferred assets have been isolated from the transferor as HRF is a bankruptcy remote special purpose entity. The Company obtained a legal opinion that the sale of the assets qualifies as a "true sale."

b.
The Trust (the transferee) is a qualifying special purpose entity (as defined in paragraph 35 of SFAS No. 140) and the holders of the beneficial interests PARCO and HIABS, have the unconditional right to pledge or exchange the beneficial interests.

c.
HRF does not retain the effective control over the assets through an agreement to repurchase or redeem the assts prior to maturity, nor does it have the ability to unilaterally return specific assets.

d.
The structure of the Company's securitization program follows the "two step" approach as outlined in SFAS No. 140, paragraph 83. The Originators sell the receivables on a daily basis to the Company, which pools the receivables and contributes them to HRF on a daily basis. HRF also transfers receivables to the Trust on a daily basis. The Trust sells a beneficial interest in the receivables to PARCO and PARCO issues commercial paper to investors. The sale of receivables is recorded on a monthly basis concurrent with the sale of beneficial interests to PARCO. This treatment is consistent with paragraphs 9 and 79 of SFAS No. 140, which states that a sale occurs when consideration other than beneficial interests in the transferred assets is received by the transferor in exchange for the transfer of the transferred assets. As the sale is not recorded after the first step of the two step process, we have addressed further the criteria in paragraph 9c of SFAS No. 140.

17.
Preferred Interest, Common Interests, and Tracking Preferred Stock

79.
Expand your disclosure to explain how the tracking preferred interests "track the performance" of the AdMat Business. In this regard, we note that the tracking preferred interests are not entitled to any return other than their liquidation preferences.

RESPONSE:    The requested changes have been made. See page F-56 of the revised prospectus included in Amendment No. 1.

80.
Your statements of cash flows indicate that you received $164 million for "cash contributed to subsidiary later exchanged for preferred tracking stock." Please reconcile for us this $164 million to the

  $194 million preferred shares issued in exchange for investment in Advanced Materials Investment. Revise your disclosures as necessary to indicate how this difference was accounted for in your financial statements.

RESPONSE:    In acquiring AdMat, cash of $164.4 million and other non-cash assets of $67.8 million (the Vantico Senior Notes) were contributed to the acquisition subsidiary which, after payment of organization costs of the acquisition subsidiary of $10.1 million, was later exchanged for preferred tracking stock of $222.1 million ($164.4 million plus $67.8 million less $10.1 million equals $222.1 million). Of the $222.1 million of preferred tracking stock (later adjusted in the purchase accounting to $224.9 million), $29.2 million is owned by minority interest and shown as minority interest in the consolidated balance sheet and $195.7 million is shown as preferred tracking stock. The referenced disclosure has been expanded to include a table that reconciles these amounts. See page F-12 of the revised prospectus included in Amendment No. 1.

20.
Commitments and Contingencies

81.
Please revise the second paragraph of this footnote to also comment on whether such litigation is material to your liquidity, in addition to your assessment of materiality to your results of operations and financial condition.

RESPONSE:    The requested change has been made. See page F-65 of the revised prospectus included in Amendment No. 1.

82.
With regard to your various lawsuits alleging exposure to toxic substances, please revise your disclosure to include (a) a roll-forward of the claims outstanding for each of the periods presented, including discussion of unasserted claims; and (b) the corresponding damages alleged. We note that these cases are in the initial stages and no accrual has been made as of September 30, 2004. Please state the amount or range of reasonably possible loss or state that such an estimate cannot be made, as required by paragraph 10 of SFAS 5. Finally, based on the disclosure made, we assume that no settlements for such lawsuits have been made. Please confirm this assumption, or include such information in your footnotes. Refer to Questions 2 and 3 of SAB Topic 5:Y for additional guidance.

RESPONSE:    The referenced disclosure has been revised to include a roll-forward of the claims alleging damages based upon alleged exposure to toxic air emissions outstanding for each of the periods presented, beginning with the year ended December 31, 2003, which is the first period during which these claims were filed. See page F-65 to F-66 of the revised prospectus included in Amendment No. 1. The Staff is advised that no settlements for these claims have been made. The Company has not included a discussion of unasserted claims because it has no knowledge of any such claims.

22.
Environmental Matters

83.
We note that throughout this footnote, you disclose that certain loss contingencies are not expected to have a material impact on your financial position or results of operations. Please revise your disclosures to also include a statement regarding the impact these loss contingencies will have on your liquidity, as well. Furthermore, we remind you that a statement that the contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In that case, you must either (a) disclose the estimated additional loss, or range of loss, or (b) state that such an estimate cannot be made. Refer to Question 2 of SAB Topic 5:Y and paragraph 10 of SFAS 5 for guidance.

RESPONSE:    The requested change has been made. See pages F-67 to F-72 of the revised prospectus.

84.
Please revise to state the amounts of your EHS capital expenditures for each period presented.

RESPONSE:    The requested change has been made. See pages 136 and F-68 of the revised prospectus included in Amendment No. 1.

85.
For your "government enforcement proceedings" disclosure, we note that you address "presently" pending matters. Please revise your disclosure to also address unasserted claims, including the extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency. Refer to Question 2 of SAB Topic 5:Y and paragraph 10 of SFAS 5 for guidance.

RESPONSE:    The requested change has been made. See pages 136-137 and F-68 to F-69 of the revised prospectus included in Amendment No. 1.

86.
Regarding the Huntsman Advanced Materials (U.K.) Ltd five asbestos contamination charges, you indicate that you do not have sufficient information to estimate your liability for the cases in which you do not have indemnity protection from a prior owner. As such, it is unclear to us how you are able to conclude that these cases will not have a material adverse effect on your results of operations or financial position. Tell us why it is appropriate to assess the materiality of current claims on the ".. .past history of settlements and experience in these types of cases.. ." We caution you that a statement that the contingency is not expected to material does not satisfy the requirement of SFAS 5 if there is at least a reasonable possibility that a loss exceeding the amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In that case, you must either (a) disclose the estimated additional loss, or range or loss that is reasonably possible, or state that such an estimate cannot be made.

RESPONSE:    The Company has revised the disclosure to include the basis for its belief that the impact of this matter will not be material. See pages 137 and F-69 of the revised prospectus included in Amendment No. 1.

87.
We note that you have accrued $34.9 million "for environmental-related liabilities as of December 31, 2003." Based on this language, it is unclear whether the $34.9 million relates to all of the issues discussed within note 22 to your consolidated financial statements, or whether this amount is strictly for environmental remediation liabilities. Please advise or revise your disclosure, as appropriate.

RESPONSE:    The Staff is advised that the accrued liability of $34.9 million for environmental liabilities relates to all environmental matters, including those disclosed in Note 23. The disclosure has been revised to clarify the foregoing. See pages 138 and F-70 to F-71 of the revised prospectus included in Amendment No. 1.

88.
Please revise your "Remediation Liabilities" disclosure to include all of the information set forth in Questions 2 and 4 of SAB Topic 5:Y. Such as:

•
Impact to your results of operations, financial position and cash flow position;

•
The circumstances affecting the reliability and precision of loss estimates;

•
Uncertainties with respect to joint and several liability that may affect the magnitude of the contingency;

•
The nature and terms of cost-sharing arrangements with other potentially responsible parties;

•
The extent to which unrecognized contingent losses are expected to be recoverable through indemnification arrangements, including any material limitations of that recovery;

•
The time frame over which the accrued or presently unrecognized amounts may be paid out;

•
The material components of the accruals and the significant assumptions underlying the estimates;

•
The amount or range of reasonably possible loss exceeding accruals, or a statement that such an estimate cannot be made;

  •
  Total anticipated costs of your environmental remediation activities;

  •
  The balance sheet classification of the $34.9 million accrued as of December 31, 2003; and

  •
  The amount accrued as of December 31, 2002, including classification on the balance sheet.

RESPONSE:    The referenced disclosure has been revised to include the information set forth in Questions 2 and 4 of SAB Topic 5:Y to the extent that this information is applicable. See pages 137-138 and F-69 to F-70 of the revised prospectus included in Amendment No. 1.

89.
We note that you have been notified by third parties of claims for cleanup liabilities at approximately 11 former facilities and other third party sites, and that you do not "expect any" of your third party claims to result in material liability. Please tell us how you were able to conclude that the North Maybe Canyon CERCLA site will not result in a material liability, if you are unable to estimate your probable loss due to lack of information to sufficiently evaluate this specific claim. Please also revise your disclosure to include the information set forth in Question 4 of SAB Topic 5:Y.

RESPONSE:    North Maybe Canyon is one of more than a dozen phosphate mines located in this area of southeast Idaho. The Company's connection to this mine site is limited to a lease of the North Maybe Canyon mine by a predecessor corporation from approximately 1964 until 1972 and operation of the mine for about two years during this period. According to information from the U.S. Forest Service, the mine was operated for more than 20 years, and the current owner of the site, NuWest Industries, Inc. (a subsidiary of Agrium, Inc.) operated the mine for at least six years. NuWest and Agrium appear to be financially viable, according to Agrium's filings with the SEC.

In 2001, five companies (NuWest, Monsanto, Rhodia, FMC, and Simplot) with ownership interests in a number of these area phosphate mines signed a consent decree with EPA and agreed to fund various environmental investigations related to all of the mining in the area. The results of these investigations are due to be published in 2005. While the details of the area-wide study are not yet available, these investigations have not resulted in any kind of emergency removal action or other high priority cleanup at North Maybe Canyon. The U.S. Department of Justice asserted a claim in connection with the Washington Group, International, Inc. bankruptcy proceedings (C.A. BK-N-01-31627; U.S. Bankr., Nev.) for $15.7 million for the cost of investigation and remediation of the South Maybe Canyon Mine—a similar but slightly larger facility located just south of the North Maybe Canyon Mine. The U.S. Department of Justice also asserted a claim in that same proceeding for the cost of investigating the North Maybe Canyon site of approximately $3 million, but stated that remediation costs were unknown. The Company has no reason to believe that remediation costs at North Maybe Canyon would exceed the costs of cleanup at South Maybe Canyon, which is a larger site. Moreover, as noted above, it appears that the Company's predecessor operated the site for less than 10% of its operating history, suggesting that the Company's potential liability is likely to be only a minor portion of the overall investigation and cleanup cost. Although the Company received a notice of potential liability under CERCLA from the Forest Service, the Company has not yet been asked to contribute to any costs incurred at the site.

25.
Subsequent Event

90.
We note that you recorded a $14.9 million expense in the second quarter of 2004 for the Discoloration Claims, which relate to Huntsman International LLC prior to your purchased in 1999.

•
Please clarify whether you are evaluating your potential liability separate from your rights under contracts of indemnity as required by SAB Topic 5:Y. Please revise or advise.

•
Please tell us more about the indemnity by ICI, including your assessment of ICI's ability to honor such indemnity.

  •
  Please revise your disclosure for the amount or range of reasonably possible loss in excess of accrual or state that an estimate cannot be made.

RESPONSE:    The Company has evaluated its potential liability relating to additional Discoloration Claims separate from its rights of indemnity and insurance. A number of such claims have been made against the Company or against third parties to whom it owes an obligation of indemnification. The Company believes that it is probable that it will make additional payments with respect to such known Discoloration Claims.

The Company believes its probable liability relating to such known Discoloration Claims to be indemnified by ICI pursuant to the terms of a settlement agreement between the Company and ICI dated July 12, 2004. Pursuant to this settlement agreement ICI agreed to indemnify the Company for substantially all payments to the third party claimants known as of such date up to a specified amount and additionally to reimburse the Company for its reasonable out of pocket costs in defending against such claims. The Company believes that ICI has the intention and ability to honor such indemnity. ICI is listed on the London Stock Exchange and on the New York Stock Exchange (through an ADR) and has a market capitalization of approximately $5.5 billion. ICI has a BBB credit rating from Standard and Poor's and a Baa3 credit rating from Moody's. The Company believes that its probable liability with respect to these known Discoloration Claims will be substantially satisfied within this indemnity from ICI and that the amount, if any, ultimately paid by the Company will not be material.

The Company does not have a history of significant product liability claims other than Discoloration Claims. No new Discoloration Claims have been made against the Company in the past twelve months. As a result, the Company is not able to provide any estimate as to whether additional Discoloration Claims will be made against it, or if made, the amount of or its probable liability under such claims. If such additional Discoloration Claims are brought against the Company, the Company believes that it would have a right of indemnity under the Contribution Agreement between the Company and ICI date June 4, 1999, which requires that ICI indemnify the Company for product liability claims against the acquired businesses relating to product manufactured prior to June 30, 1999. However, ICI may dispute such a claim for indemnity. Accordingly, the Company believes that it may incur additional costs relating to Discoloration Claims, but it cannot make an estimate of any such loss at this time. The referenced disclosure has been amended to this effect. See pages 140 and F-64 to F-65 of the revised prospectus included in Amendment No. 1.

Huntsman Advanced Materials LLC for the fiscal year ended December 31, 2003

20.
Environmental Matters

91.
Please revise your disclosure to include the amount accrued for each period presented for your soil, groundwater and surface water contamination at your manufacturing sites (second paragraph under "Potential Liabilities"). In addition, include the amount or range of reasonably possible loss in excess of accrual. Refer to SFAS 5 and SAB Topic 5:Y for guidance. Finally, please revise Huntsman Holdings, LLC's annual and interim financial statements for this loss contingency, or tell us where you have provided a disclosure for this loss contingency.

RESPONSE:    The Company confirms that there were no environmental liability accruals for Huntsman Advanced Materials LLC and has added disclosure to that effect as of September 30, 2004. See pages F-70-F-71 and F-122 of the revised prospectus included in Amendment No. 1.

Huntsman International Holdings LLC for the fiscal year ended December 31, 2002

18.
Environmental Matters

92.
We note that HIH has a potential loss contingency due to a leak of sulphuric acid from two tanks located near its Whitehaven, U.K. plant, which is in the process of being closed, and the known and unasserted soil and/or groundwater contamination. Please tell us why disclosure of this loss contingency does not appear to be included in Huntsman Holdings, LLC's interim and annual financial statements. Please tell us the amount of your reserve for this loss contingency, including the amount of reasonably possible loss in excess of your accrual. Refer to SFAS 5 and SAB Topic 5:Y for guidance.

RESPONSE:    Since the end of the referenced period, the potential loss contingency due to a leak of sulfuric acid at the Company's Whitehaven plant has been resolved with the applicable governmental authorities and is no longer potentially material.

        If you have any questions with respect to the foregoing, please call the undersigned at (713) 758-3278, Jeff Floyd at (713) 758-2194 or David Stone at (713) 758-2236.

Very truly yours,
Vinson & Elkins L.L.P.
By:	/s/ W. CREIGHTON SMITH W. Creighton Smith

Enclosures

cc (w/enclosures):	Sam Scruggs (Huntsman Corporation) John Heskett (Huntsman Corporation) Jeff Floyd (Firm) David Stone (Firm) Jeff Potts (Deloitte & Touche LLP) Greg Fernicola (Skadden, Arps, Slate, Meagher & Flom LLP)